July 7, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Jay Ingram and Sherry Haywood

Re:	China Clean Energy Inc.
Post-Effective Amendment No. 4 to Registration Statement on Form SB-2 on Form S-1 Filed May 23, 2011 File No. 333-149018

Ladies and Gentlemen:

On behalf of China Clean Energy, Inc. (the “Company”), transmitted herewith for filing is Post-Effective Amendment No. 5 on Form S-1 to the Registration Statement on Form SB-2 of the Company (File No. 333-149018), initially filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2008 (the “Registration Statement”). Reference is made to the letter dated June 9, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) regarding Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement, filed with the Commission on May 23, 2011. We have reviewed the Comment Letter with the Company and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

General

1.
It appears that the prospectus has been in use for more than nine months after the effective date of Post-Effective Amendment No. 3, that the audited financial statements contained therein are older than 16 months and that you have not sought to update the prospectus pursuant to Section 10(a)(3) of the Securities Act.  Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security.  Please tell us supplementally whether you have made any offers or sales using the prospectus during the period in which your financial statements were not current.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

U.S. Securities and Exchange Commission
July 7, 2011

Response:

The Company has not made any offers or sales using the prospectus during the period in which the financial statements contained therein were not current.  In addition, the Company has notified the selling stockholders listed in the prospectus as well as its transfer agent that trading pursuant to the prospectus is suspended.

Incorporation of Certain Information By Reference, page 15

2.
Please revise to update the list of documents incorporated by reference to include all of your reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report, including your Form 10-Q for the period ended March 31, 2011 filed on May 23, 2011.  See Item 12(a)(2) of Form S-1.

Response:

The Company has made the requested change on page 16 of Post-Effective Amendment No. 5.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Tai-Ming Ou, China Clean Energy, Inc.